UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQT Midstream Partners, LP
File No. 1-35574

EQT GP Holdings, LP
File No. 1-37380

CF# 34678

_____

     EQT Midstream Partners, LP and EQT GP Holdings, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their respective Forms 10-K, each filed on February 9, 2017.

     Based on representations by EQT Midstream Partners, LP and EQT GP Holdings, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

EQT Midstream Partners, LP	Exhibit 10.25(c)	through March 10, 2025
EQT GP Holdings, LP	Exhibit 10.31(c)	through March 10, 2025

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary